UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

MALIBU BOATS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

56117J100

(CUSIP Number)

Jack D. Springer

Chief Executive Officer

5075 Kimberly Way

Loudon, Tennessee 37774

(865) 458-5478

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2014

(Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.56117J100	Page 2 of 9 Pages

1	Names of reporting persons Horizon Holdings, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

[1]	This Amendment No.1 to Schedule 13D is being filed because at the time of filing the original Schedule 13D on February 18, 2014, the reporting persons identified on the Schedule 13D were not beneficial owners, and are not currently beneficial owners, of the Issuer’s Class A Common Stock, par value $0.01 per share (“Class A Common Stock”). The reporting persons are not deemed to own shares of Class A Common Stock through the ownership of Units in Malibu Boats Holdings, LLC (the “LLC Units”) held by Horizon Holdings, LLC (“Horizon”) and Malibu Holdings, L.P. (“Malibu Holdings”) because if either of Horizon or Malibu Holdings were to request an exchange of the LLC Units to Class A Common Stock, the Issuer may, at the Issuer’s option, other than in the event of a change in control, elect to pay cash equal to the market value of the Class A Common Stock.

CUSIP No.56117J100	Page 3 of 9 Pages

1	Names of reporting persons Malibu Holdings, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0[2]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

[2]	See footnote (1)

CUSIP No.56117J100	Page 4 of 9 Pages

1	Names of reporting persons James M. Shorin
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of Organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0[3]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

[3]	See footnote (1)

CUSIP No.56117J100	Page 5 of 9 Pages

1	Names of reporting persons Phillip S. Estes
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of Organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0[4]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

[4]	See footnote (1)

CUSIP No. 56117J100	Page 6 of 9 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D is being filed because at the time of filing the original Schedule 13D on February 18, 2014, the reporting persons identified herein were not beneficial owners, and are not currently beneficial owners, of the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) of the Issuer as discussed in Item 5 below.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Class A Common Stock of Malibu Boats, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 5075 Kimberly Way, Loudon, TN 37774.

Item 2.	Identity and Background.

(a)(b)(c)(f) This statement is being filed by the following entities:

1)	Horizon Holdings, LLC, a California limited liability company (“Horizon”)

2)	Malibu Holdings, L.P., a Delaware limited partnership (“Malibu Holdings”)

3)	James M. Shorin, a U.S. citizen

4)	Phillip S. Estes, a U.S. citizen

The entities and individuals listed in items (1) through (4) above are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person.” The entities listed in items (1) through (2) above are herein collectively referred to as the “Horizon Affiliates.”

Horizon is the general partner of Malibu Holdings. James M. Shorin and Phillip S. Estes are the managing members of Horizon.

The principal business of the Horizon Affiliates is to make private equity investments. The principal business address of each Reporting Person is 1 Bush Street, Suite 650, San Francisco, CA 94104.

(d)(e) In the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information in Item 5 below is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Pursuant to the terms of an exchange agreement (the “Exchange Agreement”), Horizon and Malibu Holdings may, from time to time, exchange units in Malibu Boats Holdings, LLC (the “LLC Units”) for shares of Class A Common Stock on a one-to-one basis. See Item 5 below.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

CUSIP No. 56117J100	Page 7 of 9 Pages

Item 5.	Interest in Securities of the Issuer.

(a) and (b) None. The Reporting Persons currently collectively hold 3,261,921 LLC Units. Horizon directly holds 2,483,725 LLC Units and Malibu Holdings directly holds 778,196 LLC Units. Pursuant to the terms of the Exchange Agreement, the holder of the LLC Units has a right to exchange the LLC Units for shares of the Issuer’s Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or at the Issuer’s option, other than in the event of a change in control, for a cash payment equal to the market value of the Class A Common Stock.

The Reporting Persons are not deemed to beneficially own shares of the Issuer’s Class A Common Stock through the ownership of the LLC Units held by Horizon and Malibu Holdings because if either of Horizon or Malibu Holdings were to request an exchange of the LLC Units to Class A Common Stock, the Issuer may, at the Issuer’s option, other than in the event of a change in control, elect to pay cash equal to the market value of the Class A Common Stock.

On February 5, 2014, in connection with the recapitalization of the Issuer and immediately prior to completion of the Issuer’s initial public offering of Class A Common Stock (the “IPO”), Horizon and Malibu Holdings were issued Units in Malibu Boats Holdings, LLC allocated pursuant to the distribution provisions of the former limited liability company agreement of Malibu Boats Holdings, LLC (the “LLC”) as part of a reorganization of the LLC effected in connection with the IPO.

(c) On February 5, 2014, the Issuer used a portion of the proceeds of its initial public offering of the Class A Common Stock to repurchase some of the LLC Units from members of the LLC, including 499,525 LLC Units from Horizon and 156,510 LLC Units from Malibu Holdings at a price of $14.00 per LLC Unit. Other than this transaction in the LLC Units, there were no transactions by the Reporting Persons in the Class A Common Stock that was effected in the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock.

(e) As described above, the Reporting Persons were not beneficial owners, and are not currently beneficial owners of the Issuer’s Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Exchange Agreement set forth in Item 5 of this Schedule 13D is hereby incorporated by reference.

Certain of the Reporting Persons have entered into Lock-up Agreements pursuant to which they have agreed that, prior to the date that is 180 days after the date of the Issuer’s prospectus first filed pursuant to Rule 424(b) of the Securities Act of 1933 (the “Securities Act”), they will generally not (a) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or take any other action, whether through derivative contracts, options or otherwise to reduce their financial risk of holding any securities of the Issuer, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any securities held or deemed to be beneficially owned by the person or entity without the prior written consent of Raymond James & Associates, Inc. and Wells Fargo Securities, LLC or (b) exercise or seek to exercise or effectuate in any manner any rights of any nature that the person or the entity has or may have hereafter to require the Issuer to register under the Securities Act, the sale, transfer or other disposition of any securities of the Issuer held or deemed to be beneficially owned by the person or entity, or to otherwise participate as a selling security holder in any manner in any registration by the Issuer under the Securities Act. If the Lock-up Agreements were to terminate or a waiver of the lock-up restrictions obtained to permit them to do so, certain of the Reporting Persons would likely seek to exchange a portion of their LLC Units and realize proceeds, to the extent feasible.

CUSIP No. 56117J100	Page 8 of 9 Pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

Exhibit 2:	Form of Lock-up Agreement (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (File No. 333-192862), filed with the SEC on January 22, 2014).

Exhibit 3:	Exchange Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36290), filed with the SEC on February 6, 2014).

*	Previously filed.

CUSIP No. 56117J100	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2014

HORIZON HOLDINGS, LLC

By:	/s/ Phillip S. Estes
Name:	Phillip S. Estes
Title:	Managing Member

MALIBU HOLDINGS, L.P.
By:	Horizon Holdings, LLC, its general partner

By:	/s/ Phillip S. Estes
Name:	Phillip S. Estes
Title:	Managing Member

JAMES M. SHORIN

/s/ James M. Shorin

PHILLIP S. ESTES

/s/ Phillip S. Estes